SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THERMA-WAVE, INC.
(Name of subject company (Issuer))

KLA-TENCOR CORPORATION
FENWAY ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	88343A108
Series B Convertible Preferred Stock, $0.01 par value per share	NA
(Title of classes of securities)	(CUSIP number of classes of securities)

Jeffrey L. Hall
Chief Financial Officer
KLA-Tencor Corporation
One Technology Drive
San Jose, California 95035
Telephone: (408) 875-3000

Copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$73,954,744	$7,914

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares of Common Stock and Series B Convertible Preferred Stock of Therma-Wave to be purchased pursuant to the tender offer at the tender offer price of $1.65 per share of Common Stock and $1.65 per share of Common Stock into which each share of Series B Convertible Preferred Stock is convertible.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by KLA-Tencor Corporation, a Delaware corporation (“Parent”), and Fenway Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Therma-Wave, Inc., a Delaware corporation (the “Company”), at $1.65 per Common Share, net to the seller in cash without interest, less any required withholding taxes, and all the outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share (“Preferred Shares”), of the Company at $1.65 per Common Share into which each Preferred Share is convertible at the time of the consummation of the Offer, net to the seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated January 18, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated January 7, 2007, among Parent, the Purchaser and the Company.
(d)(2)	Tender and Support Agreement, dated January 7, 2007, among Parent, the Purchaser, the Company and each shareholder party thereto.
(d)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated May 15, 2006, by and between Therma-Wave, Inc. and KLA-Tencor Corporation.
(g)	None.
(h)	None.

*	Included in mailing to shareholders.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2007

KLA-TENCOR CORPORATION

By:	/s/ Jeffrey L. Hall
Jeffrey L. Hall
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated January 18, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated January 7, 2007, among Parent, the Purchaser and the Company.
(d)(2)	Tender and Support Agreement, dated January 7, 2007, among Parent, the Purchaser, the Company and each shareholder party thereto.
(d)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated May 15, 2006, by and between Therma-Wave, Inc. and KLA-Tencor Corporation.
(g)	None.
(h)	None.

*	Included in mailing to shareholders.